                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)
                               (Amendment No. 2)

                        ARTISTIC GREETINGS INCORPORATED

                                (Name of Issuer)
                        ARTISTIC GREETINGS INCORPORATED
                          ARTISTIC DIRECT INCORPORATED
                             Mr. Thomas C. Wyckoff

                       (Name of Persons Filing Statement)

                   TITLE                                      CUSIP NUMBER
--------------------------------------------  --------------------------------------------
                Common Stock

                (Title and CUSIP Number of Class of Securities)

                        ARTISTIC GREETINGS INCORPORATED

                                ONE KOMER CENTER
                                 P.O. BOX 1999
                          ELMIRA, NEW YORK 14902-1999
                                 (212) 735-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of the Person Filing Statement)

    This statement is filed in connection with (check the appropriate box):

a.            /X/     The filing of solicitation materials or an information statement subject to
                      Regulation 14A, Regulation 14C or Rule 13e-3 (c) under the Securities Exchange Act of 1934.
b.            / /     The filing of a registration statement under the Securities Act of 1933.
c.            / /     A tender offer.
d.            / /     None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: /X/

                           CALCULATION OF FILING FEE

Transaction           Amount of Filing Fee
Valuation*
$33,307,414           $6,662

*   Solely for purposes of calculating the filing fee and computed pursuant to
    Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value equals the total amount of funds required to purchase all shares of the class of Common Stock pursuant to the merger described in the Proxy Statement.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

    Amount Previously Paid: $6,662

    Form or Registration No.: Schedule 14A Proxy Statement

    Filing Party: Artistic Greetings Incorporated

    Date Filed: January 26, 1998

    This Rule 13e-3 Transaction Statement (the "Statement") relates to the merger and the asset sale by Artistic Greetings Incorporated, a Delaware corporation (the "Company"), described in its preliminary proxy statement, dated
[      ], 1998 (the "Proxy Statement"), whereby AGI Acquisition Co. ("Newco"), a
Delaware corporation and a wholly owned subsidiary of MDC Communications Corporation ("MDC"), an Ontario, Canada corporation, will merge with and into the Company, pursuant to which (a) the Company will be the surviving corporation and will become a wholly owned subsidiary of MDC and (b) each outstanding share of common stock, par value $0.10 per share, of the Company (other than stock of the Company owned by the Company, MDC or any of their respective subsidiaries) will be converted into the right to receive $5.70 in cash, without interest. Contemporaneously therewith, the Company will sell certain assets relating to the personalized product and catalog businesses of the Company (the "P&C Businesses") to Artistic Direct Incorporated, a New York corporation ("ADI"). This Amendment ("Amendment No. 1 to Schedule 13E-3") amends the Schedule 13E-3, dated January 26, 1998 (as hereby amended, the "Schedule 13E-3").

    This Statement amends and restates in entirety all of the Items of Schedule 13E-3.

    The following cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location of the information required to be included in response to the items of this Statement in the Preliminary Proxy Statement on Schedule 14A (the "Schedule 14A") filed by the Company with the Securities and Exchange Commission (the "Commission") on the date hereof. The information set forth in the Schedule 14A is hereby expressly incorporated herein by reference and the responses to each item herein are qualified in their entirety by the corresponding responses in the Schedule 14A.

                             CROSS-REFERENCE SHEET

SCHEDULE 13E-3 ITEMS                        LOCATION OF SCHEDULE 13E-3 ITEMS IN SCHEDULE 14A
--------------------  --------------------------------------------------------------------------------------------

Item l(a)             INTRODUCTION

Item l(b)             SUMMARY

Item l(c)             PRICE RANGE OF SHARES AND DIVIDENDS

Item l(d)             PRICE RANGE OF SHARES AND DIVIDENDS

Item l(e)             Not Applicable

Item l(f)             *

Item 2(a)-(d),(g)     INTRODUCTION; Schedule I

Item 2(e),(f)         *

Item 3(a)             SPECIAL FACTORS--Background of the Merger; THE ASSET PURCHASE AGREEMENT

Item 3(b)             SPECIAL FACTORS--Background of the Merger; THE ASSET PURCHASE AGREEMENT; ANNEX II

Item 4(a)             INTRODUCTION; SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interests of
                      Certain Persons; THE MERGER AGREEMENT; THE ASSET PURCHASE AGREEMENT; THE STOCKHOLDERS
                      AGREEMENT; SPECIAL FACTORS--Plans for the Company after the Merger

Item 4(b)             INTRODUCTION; SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interests of
                      Certain Persons; THE MERGER AGREEMENT; THE ASSET PURCHASE AGREEMENT; THE STOCKHOLDERS
                      AGREEMENT; SPECIAL FACTORS--Plans for the Company after the Merger

Item 5(a)             SPECIAL FACTORS--Plans for the Company after the Merger; SPECIAL FACTORS--Certain Effects of the Asset Sale; THE MERGER AGREEMENT; THE ASSET PURCHASE AGREEMENT

Item 5(b)             SPECIAL FACTORS--Plans for the Company after the Merger; SPECIAL FACTORS--CERTAIN EFFECTS OF
                      THE ASSET SALE; THE ASSET PURCHASE AGREEMENT

Item 5(c)             Not Applicable

Item 5(d)             Not Applicable

Item 5(e)             Not Applicable

Item 5(f)             Not Applicable

Item 5(g)             Not Applicable

Item 6                SOURCE AND AMOUNTS OF FUNDS; EXPENSES

Item 7(a)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Plans for the Company After the
                      Merger

Item 7(b)             SPECIAL FACTORS--Background of the Merger

Item 7(c)             SPECIAL FACTORS--Background of the Merger

SCHEDULE 13E-3 ITEMS                        LOCATION OF SCHEDULE 13E-3 ITEMS IN SCHEDULE 14A
--------------------  --------------------------------------------------------------------------------------------
Item 7(d)             SPECIAL FACTORS--Plans for the Company After the Merger; SPECIAL FACTORS--Certain Effects of
                      the Consummation of the Merger; CERTAIN FEDERAL INCOME TAX CONSEQUENCES

Item 8(a)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS-- Recommendation of the Company's
                      Board of Directors; SPECIAL FACTORS-- Perspective of ADI and Mr. Wyckoff; SPECIAL
                      FACTORS--Opinion of Financial Advisor; SPECIAL FACTORS--Interests of Certain Persons

Item 8(b)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Opinion of Financial Advisor;
                      SPECIAL FACTORS--Interests of Certain Persons

Item 8(c)             INTRODUCTION--Voting at the Special Meeting; RIGHTS OF OBJECTING STOCKHOLDERS

Item 8(d)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Certain Effects of the
                      Consummation of the Merger

Item 8(e)             SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Certain Effects of the
                      Consummation of the Merger

Item 8(f)             Not Applicable

Item 9                SPECIAL FACTORS--Opinion of Financial Advisor

Item 10               SPECIAL FACTORS--Interests of Certain Persons; SECURITY OWNERSHIP OF CERTAIN PERSONS

Item 11               THE MERGER AGREEMENT; THE STOCKHOLDERS AGREEMENT; THE ASSET PURCHASE AGREEMENT

Item 12(a)            SPECIAL FACTORS--Interests of Certain Persons; THE STOCKHOLDERS AGREEMENT

Item 12(b)            SUMMARY; SPECIAL FACTORS--Background of the Merger

Item 13(a)            RIGHTS OF OBJECTING STOCKHOLDERS

Item 13(b)            Not Applicable

Item 13(c)            Not Applicable

Item 14(a)            SELECTED CONSOLIDATED FINANCIAL DATA; INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Item 14(b)            Not Applicable

Item 15(a)            SPECIAL FACTORS--Interest of Certain Persons

Item 15(b)            SPECIAL FACTORS--Background of the Merger; SPECIAL FACTORS--Interest of Certain Persons;
                      SOURCE AND AMOUNT OF FUNDS; EXPENSES

Item 16               THE PROXY STATEMENT

Item 17               *

------------------------

*   The Item is located in this Schedule 13E-3 only.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

(a) Artistic Greetings Incorporated (the "Company") is a Delaware corporation that has its principal executive offices at One Komer Center, P.O. Box 1999, Elmira, New York 14902-1999.

(b) The Company's common stock, par value $0.10 per share (the "Shares"). The Board of Directors of the Company has fixed the close of business on
[           ], 1998 as the record date (the "Record Date") for the determination of stockholders entitled to notice of, and to vote at, the special meeting of stockholders (the "Special Meeting"). Accordingly, only holders of record of the Shares at the close of business on the Record Date will be entitled to vote at the Special Meeting. At the close of business on the Record Date, there were
[         ] Shares outstanding and entitled to vote, held by approximately
[         ] stockholders of record.

(c) The Shares are listed on The Nasdaq Stock Market ("Nasdaq"). The information appearing under the caption "PRICE RANGE OF SHARES AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

(d) The information appearing under the caption "PRICE RANGE OF SHARES AND DIVIDENDS" in the Proxy Statement is incorporated herein by reference.

(e) Not applicable.

(f) Since the commencement of the Company's second full fiscal year preceding the date of this Schedule 13e-3, the Company has purchased 500,000 Shares on May 30, 1997 at a price of $5.00 per share, pursuant to the exercise of a previously granted put right.

ITEM 2. IDENTITY AND BACKGROUND.

(a)-(d) and (g) This statement is filed by the Company, who is the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, Artist Direct Incorporated ("ADI") and Mr. Thomas C. Wyckoff (Chief Operating Officer of the Company). The information set forth in Schedule I of the Revised Proxy Statement is incorporated herein by reference.

    (e), (f) During the last five years, none of the Company, ADI and, to the best of their knowledge, any of their respective executive officers or directors, including Mr. Wyckoff, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS.

(a) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "THE ASSET PURCHASE AGREEMENT" and Annex II in the Proxy Statement is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The information appearing under the captions "INTRODUCTION;" "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interests of Certain Persons," "THE MERGER

AGREEMENT," "THE ASSET PURCHASE AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "SPECIAL FACTORS--Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "INTRODUCTION," "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interests of Certain Persons," "THE MERGER AGREEMENT," "THE ASSET PURCHASE AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "SPECIAL FACTORS--Plans for the Company after the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

(a) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Certain Effects of the Asset Sale," "THE MERGER AGREEMENT," and "THE ASSET PURCHASE AGREEMENT" in the Information Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company after the Merger," "SPECIAL FACTORS--Certain Effects of the Asset Sale" and "THE ASSET PURCHASE AGREEMENT" in the Information Statement is incorporated herein by reference.

(c)-(g) Not applicable.

ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a)-(d) The information appearing under the caption "SOURCE AND AMOUNTS OF FUNDS; EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

(a) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger" and "SPECIAL FACTORS--Plans for the Company After the Merger" in the Proxy Statement is incorporated herein.

(b) The information appearing under the caption "SPECIAL FACTORS--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) The information appearing under the caption "SPECIAL FACTORS--Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(d) The information appearing under the captions "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Certain Effects of the Consummation of the Merger," "SPECIAL FACTORS--Certain Effects of the Asset Sale" and "CERTAIN FEDERAL INCOME TAX CONSEQUENCES" in the Proxy Statement is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

(a)-(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Recommendation of the Company's Board of Directors," "SPECIAL FACTORS--Perspective of ADI and Mr. Wyckoff," "SPECIAL FACTORS--Opinion of Financial Advisor" and "SPECIAL FACTORS--Interests of Certain Persons" is incorporated herein by reference.

(c) The information appearing under the captions "INTRODUCTION--Voting at the Special Meeting" and "RIGHTS OF OBJECTING STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference.

(d)-(e) The information appearing under the captions "SPECIAL
FACTORS--Background of the Merger" and "SPECIAL FACTORS--Certain Effects of the Consummation of the Merger" in the Proxy Statement is incorporated herein by reference.

(f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

(a)-(c) The information appearing under the caption "SPECIAL FACTORS--Opinion of Financial Advisor" in the Proxy Statement is incorporated herein by reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b) The information appearing under the caption "SPECIAL FACTORS--Interests of Certain Persons" and "SECURITY OWNERSHIP OF CERTAIN PERSONS" in the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information appearing under the captions "THE MERGER AGREEMENT," "THE STOCKHOLDERS AGREEMENT" and "THE ASSET PURCHASE AGREEMENT" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

(a) The information appearing under the captions "SPECIAL FACTORS--Interests of Certain Persons" and "THE STOCKHOLDERS AGREEMENT" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SUMMARY" and "SPECIAL FACTORS --Background of the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

(a) The information appearing under the captions "RIGHTS OF OBJECTING STOCKHOLDERS" in the Proxy Statement is incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

(a) The information appearing (i) under the caption "SELECTED CONSOLIDATED FINANCIAL DATA" in the Proxy Statement and (ii) in the financial statements included in the Annual Report on Form 10-K for the year ended December 31, 1997 to be attached as Annex VI to the Proxy Statement is incorporated herein by reference.

(b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

(a) The officers and employees of the Company will perform tasks which would be expected to arise in connection with the transaction. The information appearing under the caption "SPECIAL FACTORS-- Interest of Certain Persons" in the Proxy Statement is incorporated herein by reference.

(b) The information appearing under the captions "SPECIAL FACTORS--Background of the Merger," "SPECIAL FACTORS--Interest of Certain Persons" and "SOURCE AND AMOUNT OF FUNDS; EXPENSES" in the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION.

    Reference is hereby made to the Proxy Statement, which is referenced hereto as Exhibit (d), and incorporated in its entirety herein by reference.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1) NationsCredit Commercial Corporation Commitment Letter.

(a)(2) Empire State Economic Development Fund Resolutions.

(a)(3) Chemung County Industrial Development Agency Letter.

(a)(4) City of Elmira Industrial Loan Letter.

(b) Opinion of PaineWebber Incorporated.

(c)(1) Agreement and Plan of Merger, dated December 21, 1997.

(c)(2) Stockholders Agreement, dated December 21, 1997.

(c)(3) Asset Purchase Agreement, dated December 21, 1997.

(d) Proxy Statement, dated [           ], 1998, incorporated by reference to
Schedule 13E-3.

(e) Text of Section 262 of the General Corporation Law of the State of Delaware.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated: April 1, 1998

                                ARTISTIC GREETINGS INCORPORATED

                                By:               /s/ STUART KOMER
                                     -----------------------------------------
                                                 Name: Stuart Komer
                                            Title: Chairman of the Board

                                ARTISTIC DIRECT INCORPORATED

                                By:            /s/ THOMAS C. WYCKOFF
                                     -----------------------------------------
                                              Name: Thomas C. Wyckoff
                                                       Title:

                                               /s/ THOMAS C. WYCKOFF
                                     -----------------------------------------
                                                 Thomas C. Wyckoff